Exhibit 99.5

EXECUTION VERSION

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

___________________________________________

CONSENT

Dated as of April 6, 2021

to

NOTE PURCHASE AGREEMENT

Dated as of May 17, 2018

___________________________________________

€210,000,000

2.23% Guaranteed Senior Notes due May 30, 2028

CONSENT TO NOTE PURCHASE AGREEMENT

THIS CONSENT TO NOTE PURCHASE AGREEMENT dated as of April 6, 2021 (this “Consent”), to the Note Purchase Agreement dated as of May 17, 2018, (as amended pursuant to the First Amendment dated April 4, 2019, as amended by the Second Amendment dated March 27, 2020, as amended by the Third Amendment dated May 13, 2020 and as amended by the Fourth Amendment dated October 9, 2020) is by and among COLLIERS INTERNATIONAL EMEA FINCO PLC (the “Company”), COLLIERS INTERNATIONAL GROUP INC. (the “Parent Guarantor”, and together with the Company, the “Obligors”) and each of the institutions that is a signatory to this Consent (collectively, the “Noteholders”).

R ECI T A L S:

A.                The Company, the Parent Guarantor and each of the Noteholders have heretofore entered into the Note Purchase Agreement dated as of May 17, 2018 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the “Note Agreement”), pursuant to which the Company issued €210,000,000 aggregate principal amount of its 2.23% Guaranteed Senior Notes due May 30, 2028 (as the same may be amended, restated, supplemented, replaced or exchanged or otherwise modified from time to time, the “Notes”). Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Note Agreement.

B.                 The obligations of the Company under the Note Agreement and the Notes have been guaranteed by the Parent Guarantor pursuant to the Guarantee in Section 24 of the Note Agreement.

C.                 The Company has advised the Noteholders that (a) the Parent Guarantor has agreed to directly or indirectly acquire all of the issued and outstanding shares of Jayset Management CIG Inc. (“Jayset Mgt”) from Jayset Capital Corp (the “Seller”), for the purchase price of Cdn.$601,311,951 (approximately U.S.$475,200,000) (the “Jayset Purchase Price”), which will be satisfied through (i) the payment of Cdn.$120,262,390 (approximately U.S.$95,000,000) to the Seller as cash consideration (with, in whole or in part, proceeds from the facilities under the Revolving Credit Agreement) and (ii) the issuance of a total of 3,572,858 subordinate voting shares to the Seller, representing the value of the balance of the purchase price (the “Jayset Mgt Purchase”), and (b) immediately following the completion of the Jayset Mgt Purchase, a certain restated management services agreement dated June 1, 2015 made between the Parent Guarantor, Jayset Mgt and Mr. Jay S. Hennick, as amended, which provides for payments to Jayset Mgt that are contingent, among other things, upon an arm’s length sale of control of the Parent Guarantor or upon a distribution of the Parent Guarantor’s assets to its shareholders pursuant to a long-term incentive arrangement contained within such restated management services agreement, will be terminated (hereinafter, collectively and together with the Jayset Mgt Purchase, the “Transactions”);

D.                The Company has requested that, inter alia, the Noteholders consent to the Transactions and waive compliance with certain provisions of the Note Agreement for the purpose of, and in order to accommodate, the Transactions;

E.                 The Company has requested that Noteholders consent to the Transactions and that the Note Agreement be amended as provided herein, and the Required Holders are willing to so agree, subject to the terms and conditions of this Consent.

NOW, THEREFORE, upon the full and complete satisfaction of the conditions precedent to the effectiveness of this Consent set forth in Section 3.1 hereof, and in consideration of good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Obligors and the Noteholders party hereto hereby agree as follows:

SECTION 1. CONSENTS.

The following waivers shall become effective as of the date when all of the conditions precedent in Section 3 shall have been satisfied (the “Effective Date”):

(i)                 Notwithstanding Sections 10.1 and 10.8 of the Note Purchase Agreement, the Noteholders hereby consent to the Transactions and agree that the Transactions, pursuant to such consent, are otherwise deemed permitted by the terms of Sections 10.1 and 10.8 of the Note Purchase Agreement.

(ii)              To the extent that the Transactions impact the calculation of Consolidated EBITDA for any period for purposes of calculation of the financial covenants set forth in Section 10.6 of the Note Agreement and Section 10.8(A)-(E) and (G) only (and not for purposes of Section 10.8(F) or any other purpose under the Note Agreement), the Jayset Purchase Price shall be added back (without duplication) for purposes of such calculation for such period.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE OBLIGORS.

Section 2.1. To induce the Noteholders to execute and deliver this Consent, each Obligor hereby represents and warrants to the Noteholders on the Effective Date as follows:

(a)            it is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of incorporation, and is duly qualified as a foreign corporation and, where applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b)            this Consent has been duly authorized, executed and delivered by it;

(c)            the Note Agreement constitutes the legal, valid and binding obligation, contract and agreement of such Obligor enforceable against it in accordance with its terms, except as enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(d)            the execution, delivery and performance by such Obligor of this Consent will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company, the Parent Guarantor or any Significant Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum of association, articles of association, regulations or by-laws, shareholders agreement or any other agreement or instrument to which the Company, the Parent Guarantor or any Significant Subsidiary is bound or by which the Company, the Parent Guarantor or any Significant Subsidiary or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company, the Parent Guarantor or any Significant Subsidiary or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company, the Parent Guarantor or any Significant Subsidiary;

(e)            no consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company or the Parent Guarantor of this Consent;

(f)            as of the date hereof, both before and after giving effect to this Consent, no Default or Event of Default has occurred and is continuing;

(g)            all necessary shareholder and stock exchange approval has been obtained for the Transactions; and

(h)            no lender under any agreement or other evidence of Indebtedness of the Obligors, including but not limited to any Material Credit Facility, has received any collateral or consideration in connection with any amendments that are substantially similar to the amendments set forth in Section 1 of this Consent in excess of the consideration paid to the Noteholders under Section 3.1(d) hereof.

SECTION 3. CONDITIONS PRECEDENT TO EFFECTIVENESS OF THIS CONSENT.

Section 3.1. This Consent shall not become effective until, and shall become effective as of the first date written above when, each and every one of the following conditions shall have been satisfied:

(a)               executed counterparts of this Consent, duly executed by the Obligors and the Required Holders, shall have been delivered to the Noteholders;

(b)               the representations and warranties of the Obligors set forth in Section 2.1 hereof shall be true and correct on and with respect to the date hereof and the Effective Date;

(c)               the Company shall have paid all reasonable fees and expenses of Greenberg Traurig, LLP, special counsel to the Noteholders, in connection with the negotiation, preparation, approval, execution and delivery of this Consent to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the date hereof;

(d)               the Company shall have delivered evidence of the due execution and delivery of the documents, instruments and deliveries required to consummate the Transactions and, promptly upon receipt thereof, evidence of the requisite approvals related to the Transactions from the Toronto Stock Exchange; and

(e)               the Obligors shall have paid, or caused to be paid, to each Noteholder, an amendment fee equal to [REDACTED] of the aggregate principal amount of Notes held by such Noteholder as of the date of this Consent and set forth in the attached Schedule 3.1.

Upon satisfaction of all of the foregoing, this Consent shall become effective.

SECTION 4. MISCELLANEOUS.

Section 4.1. This Consent shall be construed in connection with and as part of the Note Agreement, and, except as modified by this Consent, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.

Section 4.2. This Consent shall be binding on and shall inure to the benefit of the Company, the Parent Guarantor and the Noteholders and their respective successors and assigns, except as otherwise provided herein. Neither the Company nor the Parent Guarantor may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder without the prior written consent of the Noteholders. The terms and provisions of this Consent are for the purpose of defining the relative rights and obligations of the Company, the Parent Guarantor and the Noteholders with respect to the transactions contemplated hereby and there shall be no third-party beneficiaries of any of the terms and provisions of this Consent.

Section 4.3. This Consent, including all schedules and other documents attached hereto or incorporated by reference herein or delivered in connection herewith, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all other understandings, oral or written, with respect to the subject matter hereof.

Section 4.4 Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Consent may refer to the Note Agreement without making specific reference to this Consent but nevertheless all such references shall include this Consent unless the context otherwise requires.

Section 4.5. Wherever possible, each provision of this Consent shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Consent shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Consent.

Section 4.6. The descriptive headings of the various Sections or parts of this Consent are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

Section 4.7. This Consent shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require or permit the application of the laws of a jurisdiction other than such State.

Section 4.8. This Consent may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

The parties agree to electronic contracting and signatures with respect to this Consent. Delivery of an electronic signature to, or a signed copy of, this Consent by facsimile, email or other electronic transmission shall be fully binding on the parties to the same extent as the delivery of the manually signed originals and shall be admissible into evidence for all purposes. Notwithstanding the foregoing, if any Noteholder shall request (whether directly or through the Noteholders’ special counsel referred to in Section 3.1(c)) manually signed counterpart signatures to this Consent, the Obligors hereby agree to deliver such manually signed counterpart signatures to such Noteholder (or to such special counsel on behalf of such Noteholder) within 15 Business Days of such request or such longer period as the requesting Noteholders and the Obligors agree.

Section 4.9. All representations and warranties contained herein shall survive the execution and delivery of this Consent, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Noteholder or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company or the Parent Guarantor pursuant to this Consent shall be deemed representations and warranties of the Company or the Parent Guarantor, as applicable, under this Consent.

Section 4.10. This Consent sets forth the entire understanding of the parties relating to the subject matter hereof, and supersedes all prior understandings and agreements, written or oral.

Section 4.11. THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS CONSENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

[Signatures on Following Page]

The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this Consent may be executed in any number of counterparts, each executed counterpart constituting an original, but all together only one agreement.

COLLIERS INTERNATIONAL EMEA FINCO PLC

By	<Signed> Davoud Amel-Azizpour
Name:	Davoud Amel-Azizpour
Title:	EMEA CFO

COLLIERS INTERNATIONAL GROUP INC.

By	<Signed> Matthew Hawkins
Name:	Matthew Hawkins
Title:	Vice President, Legal Counsel and Corporate Secretary

Accepted and agreed to as of the first date written above.

AMERICAN GENERAL LIFE INSURANCE COMPANY
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	AIG Asset Management (U.S.) LLC, as Investment Adviser

By:	<Signed> Craig Moody
Name:	Craig Moody
Title:	Senior Vice President

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

CONSENT TO 2018 NOTE AGREEMENT

Accepted and agreed to as of the first date written above.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	Northwestern Mutual Investment Management Company, LLC,
Its Investment Advisor

By:	<Signed> Michael H. Leske
Name:	Michael H. Leske
Title:	Managing Director

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

CONSENT TO 2018 NOTE AGREEMENT

Accepted and agreed to as of the first date written above.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	Barings LLC, as Investment Adviser

By:	<Signed> Patrick Manseau
Name:	Patrick Manseau
Its:	Managing Director

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

CONSENT TO 2018 NOTE AGREEMENT

Accepted and agreed to as of the first date written above.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By:	<Signed> Ward Argust
Name:	Ward Argust
Title:	Assistant Vice President, Investments

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

CONSENT TO 2018 NOTE AGREEMENT

Accepted and agreed to as of the first date written above.

UNITED OF OMAHA LIFE INSURANCE COMPANY

By:	<Signed> Justin P. Kavan
Name:	Justin P. Kavan
Title:	Head of Private Placements

MUTUAL OF OMAHA INSURANCE COMPANY

By:	<Signed> Justin P. Kavan
Name:	Justin P. Kavan
Title:	Head of Private Placements

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

CONSENT TO 2018 NOTE AGREEMENT

Accepted and agreed to as of the first date written above.

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By:	Cigna Investments, Inc. (authorized agent)

By:	<Signed> Leonard Mazlish
Name:	Leonard Mazlish
Title:	Managing Director

CIGNA HEALTH AND LIFE INSURANCE COMPANY

By:	Cigna Investments, Inc. (authorized agent)

By:	<Signed> Leonard Mazlish
Name:	Leonard Mazlish
Title:	Managing Director

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

CONSENT TO 2018 NOTE AGREEMENT

SCHEDULE 3.1

AMENDMENT FEES

[REDACTED]